Exhibit 99.1

Ebang International Holdings Inc. Establishes a Subsidiary in Singapore in Preparation for Establishing a Cryptocurrency Exchange

Hangzhou, China, August 14, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading application-specific integrated circuit (“ASIC”) chip design company and a leading manufacturer of high-performance Bitcoin mining machines, today announced that on August 13, 2020, it has established a wholly-owned subsidiary in Singapore in preparation for establishing a cryptocurrency exchange.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “With our newly established subsidiary in Singapore, we expect to expand our industry chain layout from providing equipment to offering trading services. We plan to establish a robust risk control system and develop an optimal transaction system, with the support from our dedicated professional team and industry experts, in order to provide investors with safe, fast and stable digital asset transaction services through blockchain technology. We look forward to providing systematic support to the development of blockchain and maximizing the values for our shareholders.”

As our next step, we plan to seek the relevant governmental approval and license to operate the cryptocurrency exchange and related business. However, there is no guarantee that we will receive such approval and license on commercially reasonable terms, or at all, or that we will commence the purposed business as planned, or at all. Shareholders are cautioned not to place undue reliance on this press release.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading application-specific integrated circuit ASIC chip design company and a leading manufacturer of high-performance Bitcoin mining machines. The Company has strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. The Company is one of the few fabless integrated circuit design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain and telecommunications products*. The Company was also a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*. For more information, please visit https://ir.ebang.com.cn/.

*	According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com